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                     Filed by Maxtor Corporation (Commission File No. 000-14016)
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                            Subject Company: Quantum Corporation
                                                 (Commission File No. 000-12390)


            MAXTOR AND QUANTUM CONFIRM STOCKHOLDER MEETING DATES FOR
               VOTE ON THE QUANTUM HDD/MAXTOR BUSINESS COMBINATION


MILPITAS, CALIF., MARCH 2, 2001 -- Maxtor Corporation (Nasdaq: MXTR) and Quantum Corporation (NYSE: HDD and DSS) announced today that the dates for the stockholder meetings of Maxtor and Quantum to vote on the proposed business combination between Maxtor and Quantum HDD and other related matters have been confirmed. Maxtor will hold its meeting on March 30, 2001 at 10:00 a.m. PST at the Crowne Plaza San Jose/Silicon Valley in Milpitas. Quantum will hold its meeting on March 30, 2001 at 10:00 a.m. PST at Quantum Corporate Headquarters in Milpitas. Proxy materials are being distributed to stockholders of record of both Maxtor and Quantum.

SAFE HARBOR

This press release contains certain "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements contained herein include statements about the consummation of the Merger, future financial and operating results of the combined company and benefits of the pending merger between Quantum's HDD operations and Maxtor. Factors that could cause actual results to differ materially from those described herein include: the inability to obtain regulatory approvals; actions of the U.S., foreign and local governments; the inability to successfully integrate the businesses of Quantum's HDD operations and Maxtor; costs related to the merger; labor integration issues; the economic environment of the hard disk drive industry; and the general economic environment. More detailed information about these factors is set forth in the reports filed by Quantum and Maxtor with the Securities and Exchange Commission. Neither Quantum nor Maxtor is

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under any obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

In connection with the proposed transaction, Maxtor has filed a registration statement on Form S-4 and Quantum has filed a proxy statement-prospectus, each with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the proxy statement-prospectus and other documents filed by Quantum and Maxtor with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec.gov. Free copies of the registration statement and other documents filed by Maxtor with the Securities and Exchange Commission may also be obtained from Maxtor by directing a request to Maxtor,
Attention: Jenifer Kirtland, 408-432-4270. Free copies of the proxy statement-prospectus and other documents filed by Quantum with the Securities and Exchange Commission may also be obtained from Quantum by directing a request to Quantum, Attention: Chris Golson, 408-894-5590.


ABOUT MAXTOR

Maxtor Corporation is a leading supplier of information storage solutions. The company's current hard disk drive products include the award-winning DiamondMax(TM) and DiamondMax Plus line of products for mainstream and high performance personal computers and consumer electronics applications, as well as the DiamondMax VL line for entry-level PCs. Maxtor also offers a new 1394 External Storage(TM) solution and the MaxAttach(TM) family of network attached storage servers.

Maxtor's leadership position has been built by consistently providing leading products, and by delivering high levels of quality and support for its customers. More information about Maxtor and its products can be found at www.maxtor.com or by calling toll-free (800) 2-MAXTOR. Maxtor is traded on Nasdaq under the MXTR symbol.

ABOUT QUANTUM

Quantum Corporation, founded in 1980, is a leader in data protection, meeting enterprise customer needs through storage solutions and services. The company's DLT(TM) and Storage Systems Group (NYSE:DSS) is the world's largest supplier of DLTtape(TM) automation systems, providing a range of leading tape libraries from the workgroup to the data center and such related services as data protection consulting and storage network integration support. Quantum is a member of the Open Storage Networking (OSN) Initiative, which is dedicated to providing standards-based, integrated solutions and services that make storage

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area networks (SANs) open and easier to use, including in combination with network attached storage (NAS).

As the world's leading supplier of DLTtape drives, Quantum has established DLTtape as the industry standard platform and a leader in data protection for mid-range servers. Recently, Quantum began shipping the first drives in its next generation Super DLTtape(TM) product family. Super DLTtape, which is scalable up to a terabyte and backward-read compatible with DLT 4000, 7000 and 8000 tape drives, will further extend Quantum's leading tape technology in the enterprise market.

Quantum is also a leader in the market for workgroup-class NAS appliances through its wholly owned subsidiary, Snap Appliances, Inc. Quantum's Hard Disk Drive Group (NYSE:HDD) is expected to merge with Maxtor Corporation in the first half of calendar 2001.

Quantum DSS sales for the fiscal year ending March 31, 2000, were $1.4 billion. Quantum Corp., 500 McCarthy Blvd., Milpitas, CA 95035, (408) 894-4000, www.quantum.com.

CONTACT:
Rene Budig                                                Jenifer Kirtland
Investor Relations                                        Investor Relations
Quantum Corporation                                       Maxtor Corporation
408/894-5563                                              408/432-4270

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